SCHEDULE A

(as of April 30, 2021)

As consideration for Invesco Capital Management’s services to each of the Funds listed below, Invesco Capital Management shall receive from each Fund a unitary fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month.

Portfolio	Annual Percentage of Average Daily Net Assets (%)		Initial Board Approval Date	Shareholder Approval Date		Initial Effective Date		Termination Date
Invesco Agriculture Commodity Strategy No K-1 ETF	[	]	03/07/2017	[	]	[	]	04/30/2022
Invesco Base Metals Commodity Strategy No K-1 ETF	[	]	03/07/2017	[	]	[	]	04/30/2022
Invesco Bloomberg Commodity Strategy ETF	0.59%		11/03/14	[	]	[	]	04/30/2022
Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF	0.59%		11/03/14	11/06/14		11/07/14		04/30/2022
Invesco Energy Commodity Strategy No K-1 ETF	[	]	03/07/2017	[	]	[	]	04/30/2022

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To the extent that a Fund invests its assets in a direct, wholly-owned subsidiary of that Fund organized in the Cayman Islands (a “Subsidiary”), Invesco Capital Management shall not collect the portion of the advisory fee that Invesco Capital Management would otherwise be entitled to collect from the Fund, in an amount equal to 100% of the advisory fee that Invesco Capital Management, as adviser to that Fund’s respective Subsidiary, receives from the Subsidiary.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated as of the day and year first above written.

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	President and Principal Executive Officer

INVESCO CAPITAL MANAGEMENT LLC

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Managing Director and Chief Executive Officer